SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

March 22, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

NOTICE OF MEETING

A General and Special Shareholders’ Meeting is called to be held on April 26th 2011, at 11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2010.

3) Evaluate both the management of the Board of Directors and of the Supervisory Committee.

4) Evaluate the distribution of cash dividends. Application of Retained Earnings for the fiscal year 2010.

5) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2010 within the limits as to profits pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (CNV).

6) Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2010.

7) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2010.

8) Appoint three regular directors who shall hold office for three fiscal years.

9) Determine the number of members who shall form the Supervisory Committee and designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

10) Appoint the independent auditor for the fiscal year to end December 31st 2011.

11) Define the auditing committee’s budget. Delegation to the Board of Directors.

12) Evaluation  of the authorization to (i) extend the Bank’s Global Program for the Issuance of Negotiable Obligations authorized under Resolution No. 15480 issued by Comisión Nacional de Valores (Argentine Securities Exchange Commission) on September 28, 2006 and (ii) increase the maximum amount of such Global Program for the Issuance of Negotiable Obligations from US $700,000,000 to US $ 1,000,000,000 or its equivalent in other currencies or any lesser amount, at any time, as the Bank’s Board of Directors shall determine in due time.

13) Delegation to the Board of Directors of the necessary powers to (i) determine and establish all terms and conditions of the Program, of each of the series to be issued in due time and of the negotiable obligations to be issued under such Program; (ii) carry out before the CNV and/or any similar and corresponding entities abroad all the acts and procedures necessary to obtain the authorization of the extension and increase of the amount of the Program; (iii) carry out before the BCBA, MAE and/or any other self-regulated stock exchange or market in the Republic of Argentina and/or abroad all acts and procedures aimed at obtaining the authorization of the extension and the increase of the amount of the Program, for the eventual listing and/or negotiation of the negotiable obligations issued under the above mentioned Program;  (iv) if applicable, negotiate with the entity to be defined in the corresponding Pricing Supplement, the terms and conditions (including the determination of the fees for its services) so that it may act as payment and/or registration agent and, eventually, as depositary of the global certificate; and (v) to hire or retain one or more different independent risk rating companies in order to rate the Program and/or series to be issued thereunder.
14)           Authorization to the Board of Directors to sub-delegate in one or more of its members, or on whom they shall consider appropriate, the exercise of the powers listed in the preceding paragraph.
15)           Approval of the restated by-laws.

THE BOARD OF DIRECTORS

NOTES: (i) When discussing item 15 of the Agenda, the shareholders meeting shall act as a special shareholders meeting. (ii) In order to attend the Shareholders’ Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by April 18th 2011. (iii) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Público de Comercio) of the City of Buenos Aires under the terms of section 123 of the Argentine Business Company Law No. 19550, as amended. (iv) Pursuant to the provisions set forth in the rules issued by the Comisión Nacional de Valores, the owners of the shares shall include the following information in the notice of attendance to the Shareholders’ Meeting: owner’s name and last name or complete corporate name, identity card type and number of individuals or, if the owner of the shares is a legal entity, then it shall furnish all registration data expressly stating the registry with which such legal entity filed all its organizational documents and the jurisdiction and domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of any shareholder shall provide identical information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2011

MACRO BANK INC.

By:	/s/ Delfin Jorge Ezequiel Carballo
Name: Delfin Jorge Ezequiel Carballo
Title: Vice Chairman